

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Timothy J. Barker
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, TX 75007

    Re: RealPage, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 2, 2010
           File No. 333-166397

Dear Mr. Barker:

We have reviewed your amended filing and response letter, and have the following comments. References to prior comments refer to those provided in our letter dated June 25, 2010.

Summary Consolidated Financial Data, page 7

1.   We note the revisions made to footnote (2) on page 9 of this section and page 45 of the section relating to Selected Consolidated Financial Data which states that pro forma weighted average shares outstanding assumes the sale of the number of shares of common stock to be issued through the offering. Please note that the denominator in computing pro forma earnings per share should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment. It would not be appropriate to include the number of common shares whose proceeds will be used for general corporate purposes in computing pro forma earnings per share. Please note that you may present "additional" earnings per share data reflecting the issuance of all shares if you consider this meaningful. However, if this will be shown on the face of the pro forma income statement, it should be labeled appropriately.

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Cash Bonuses, page 109

2.   We note the charts you have added to page 110 depicting the 2009 overall
        corporate revenue and adjusted EBITDA performance targets and achievement
        levels used to determine cash awards to your named executive officers under your
        management incentive plan. The footnote to the charts states that the 2009
        management incentive plan results are different from similar metrics disclosed
        elsewhere in the registration statement. Please briefly describe the "other one-
        time adjustments" that were made in calculating revenue and/or adjusted EBITDA
        results under the plan to clarify how these metrics are calculated from your
        financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-13

3.   We note your response to prior comment 10 relating to the shareholder consent
        required for mandatory conversion of all of the company's redeemable
        convertible preferred stock that you anticipate obtaining immediately prior to
        closing this offering. Please provide a copy of the executed consent to the staff
        supplementally for our review prior to requested effectiveness of the registration
        statement.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or
comments on the financial statements or related matters. Please contact Katherine Wray,
Staff Attorney, at (202) 551-3483 with any other questions. If you require further
assistance you may contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias
        Wilson Sonsini Goodrich & Rosati
        Telephone: (512) 338-5400